daiei

082-00230

May 2, 2008

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of Notice of the 57th Ordinary General Meeting of shareholders (Translation).

Yours faithfully,

SUPPL

08002379

S. Kawashima

Susumu Kawashima
Divisional Manager
Finance Division
The Daiei, Inc.

JW 5/8

May 2, 2008

To the Shareholders of THE DAIEI, INC.:

Notice of the 57TH Ordinary General Meeting of Shareholders

Notice is hereby given that the 57th Ordinary General Meeting of Shareholders will be held as follows:

1. Date of the Meeting: Thursday, May 22, 2008, at 10:00 A.M.
2. Place of the Meeting: Kobe Seishin Oriental Hotel, 4th Floor "Shoun-no-ma"
   (Address) 5-6-3 Kouji-dai
   Nishi-ku, Kobe
   Hyogo 651-2273
   Japan

3. Agenda of the Meeting: The substance of the agenda is set out on the following pages.

Your attendance is cordially requested.

Yours very truly,

Toru Nishimi
President

The Daiei, Inc.
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe, Hyogo 650-0046
Japan

In case you are unable to attend the Meeting, please indicate your approval or disapproval on each of the enclosed proxy forms after reviewing the reference materials annexed hereto, with affixing your signature to the proxy forms and returning them to us by May 21, 2008.

Agenda for the Meeting

【The Annual General Meeting of Shareholders】

Items to be Reported

No.1: Business report, consolidated financial documents and reports by the Independent Auditors and Corporate Auditors for the 57th term (from March 1, 2007 to February 29, 2008)

No.2: The reports of financial documents for the 57th term (from March 1, 2007 to February 29, 2008)

Items to be Resolved

No.1: Election of twelve Directors of the Board

No.2: Election of one Corporate Auditor

No.3: Election of one Corporate Auditor filling a vacancy

When attending the Meeting, please present the enclosed proxy forms at the reception desk.

If any amendments are made to business Reports, consolidated financial documents, reports of financial documents, and reference materials relating to the Ordinary General Meeting of Shareholders, those amendments will be put on our company's website (http://www.daiei.co.jp/).

END